Exhibit 99.(d)(2)

FORM OF AMENDED AND RESTATED TAX ALLOCATION AGREEMENT

Agreement as of [__] (the “Effective Date”) by and among American Entertainment Properties Corp. (“Parent”), a Delaware corporation, having offices at 9017 S. Pecos Road, Suite 4350, Henderson, Nevada 89074 and CVR Energy, Inc., a Delaware corporation (“CVR”), having offices at 2277 Plaza Drive, Sugar Land, Texas 77479 and the CVR Subsidiaries (as defined below).

WHEREAS, Parent is the common parent of an affiliated group (as such term is defined in the Internal Revenue Code of 1986, as amended, or any succeeding law (the “Code”)) of corporations for federal income tax purposes which includes the CVR Group (as defined below):

WHEREAS, Parent and its subsidiaries have been filing consolidated federal income tax returns (“Consolidated Federal Returns”) and will continue to file Consolidated Federal Returns for all periods in which Parent and CVR are members of an affiliated group (as defined in the Code);

WHEREAS, it is contemplated that the CVR Group will continue to file separate state income or franchise tax returns unless Parent elects to file such returns on a consolidated or combined basis with the CVR Group (“Consolidated State Returns”);

WHEREAS, CVR has minority shareholders;

WHEREAS, CVR and Parent previously entered into that certain Tax Allocation Agreement, dated as of May 19, 2012, (the “Original Agreement”) to provide for the allocation and payment of federal and state income tax liabilities and certain related matters; and

WHEREAS, Parent and CVR believe it is desirable to amend and restate the Original Agreement in connection with CVR once again becoming a member of the federal Consolidated Group (as defined below).

NOW, THEREFORE, in consideration of the foregoing and of the covenants set forth below, the parties hereto have agreed as follows:

1.	Definitions.

(a)	“CVR Group” means CVR together with the CVR Subsidiaries. “CVR Subsidiaries” means all direct and indirect subsidiaries of CVR that are eligible to be included in a Consolidated Return (as defined below) with CVR.

(b)	“Consolidated Returns” mean all Consolidated Federal Returns and Consolidated State Returns.

(c)	“Federal Income Taxes” means any income tax imposed under the Code including, without limitation, the corporate income tax, the minimum tax imposed on corporations, and the personal holding company tax.

(d)	“State Income Taxes” means any income or franchise tax imposed under the tax law of any state (or political subdivision thereof) including, without limitation, corporate income taxes and minimum taxes.

(e)	“Net Operating Loss” means the amount of any net operating loss as defined in the Code or under the tax law of any state.

(f)	“Net Capital Loss” means the amount of any net capital loss as defined in the Code or under the tax law of any state.

(g)	“Credit” means the amount of any tax credit allowed under the Code or under the tax law of any state including, without limitation, investment tax credits and foreign tax credits.

(h)	The “Regulations” means the regulations and proposed regulations issued by the Secretary of the Treasury interpreting the Code.

(i)	The “Consolidated Group” means the affiliated group (as defined in the Code) of which Parent (or its successor) is the common parent, for so long as such affiliated group files a Consolidated Return.

(j)	“Tax Benefits” as to any entity (or group of entities) means the Net Operating Loss, Net Capital Loss, and Credits generated by or available to such entity (or group of entities) and any carryforwards thereof.

(k)	“Final Determination” shall mean the final resolution of liability for any Tax for a taxable period, (i) by IRS Form 870 or 870-AD (or any successor form thereto), on the date of the final acceptance by or on behalf of a party thereto, or by a comparable form under the laws of another jurisdiction; except that a Form 870 or 870-AD or comparable form that reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund and/or the right of taxing authority to assert a further deficiency shall not constitute a Final Determination; (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreement under the laws of another jurisdiction; (iv) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the Tax imposing jurisdiction; or (v) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the parties.

2.	Joinder in Consolidated Returns.

(a)	CVR hereby agrees and consents (i) to join with the Consolidated Group in the filing of Consolidated Returns with respect to any fiscal year in which Parent elects to file such returns, (ii) to use its best efforts to cause each of the CVR Subsidiaries to consent to the filing of Consolidated Returns for such years, (iii) to furnish to Parent all information relating to members of the CVR Group as may be necessary or appropriate for the preparation of Consolidated Returns, (iv) to execute and deliver to Parent, and use its best efforts to cause the CVR Subsidiaries to execute and deliver to Parent, all consents, directors’ resolutions and other documentation which Parent may reasonably require to evidence Parent’s authority to file Consolidated Returns, and (v) to maintain the same fiscal year as Parent and use its best efforts to cause the CVR Subsidiaries to maintain the same fiscal year as Parent for all periods in which Parent and CVR are members of an affiliated group (as defined in the Code).

(b)	Parent hereby consents to join with the Consolidated Group in the filing of Consolidated Returns; provided, however, that Parent is not precluded from taking any action which would require Parent to discontinue the filing of Consolidated Returns including, without limitation, a sale or other disposition of all or a portion of its stock ownership in CVR and/or the filing of an application with the Commissioner of Internal Revenue, or other appropriate authorities, including tax authorities of any state (or political subdivision thereof) (“Taxing Authorities”) on behalf of the Consolidated Group, requesting permission to discontinue the filing of Consolidated Returns.

(c)	Parent shall prepare and file Consolidated Returns on behalf of the Consolidated Group and may charge CVR and the CVR Subsidiaries an appropriate amount for CVR’s share of reasonable out-of-pocket expenses related to the preparation of such returns that are reasonably allocable to the CVR Group. Parent shall make all decisions regarding any elections or other matters relating to the preparation and filing of Consolidated Returns and shall act in the best interests of the Consolidated Group, provided, however, that Parent shall consult with CVR in good faith regarding elections which affect the tax liability of the CVR Group.

(d)	CVR will promptly pay to Parent an appropriate amount for all reasonable out-of-pocket expenses (including legal and accounting expenses) incurred by Parent in connection with any administrative or judicial proceedings with respect to such Consolidated Returns to the extent that such proceedings are reasonably allocable to the CVR Group.

3.	Payment of Tax and Refunds.

Subject to the provisions of this Agreement and compliance with the terms hereof, Parent shall be obligated to and shall make all payments and be entitled to all refunds of Federal Income Taxes and estimated Federal Income Taxes on behalf of any and all members of the Consolidated Group, and shall indemnify and hold the members of the CVR Group harmless against all such Taxes (including penalties and interest). Further, subject to the provisions of this Agreement and compliance with the terms hereof, whenever Parent elects (or is required) to file state or local income or franchise tax returns on a consolidated or combined basis, Parent shall be obligated to and shall make all payments and be entitled to all refunds of such State Income Taxes and estimated State Income Taxes (such actual and estimated State Income Taxes are referred to herein as “Consolidated State Income Taxes”) on behalf of all members of the Consolidated Group, and shall indemnify and hold the members of the CVR Group harmless against all such Taxes (including penalties and interest). Subject to the provisions of Section 5(a) of this Agreement, (and to the extent not indemnified pursuant to the two immediately preceding sentences) for all periods on or after the date hereof, Parent shall indemnify and hold CVR and the other members of the CVR Group harmless against all Federal Income Taxes, Consolidated State Income Taxes, and State Income Taxes and local income taxes payable by or with respect to any member of the Consolidated Group other than the members of the CVR Group, including any interest and penalties with respect thereto and reasonable out-of-pocket expenses (including legal and accounting expenses) incurred by the CVR Group in connection with an administrative or judicial proceeding initiated by a governmental authority relating to any such tax.

4.	Payments by CVR to Parent.

(a)	CVR shall pay to Parent, for the Consolidated Group’s taxable year (or portion thereof) commencing on or after the Effective Date and subsequent taxable years or periods during which CVR is included in a Consolidated Return with the Consolidated Group, an amount equal to the amount of Federal Income Taxes and Consolidated State Income Taxes that the CVR Group would have been required to pay to the Internal Revenue Service and the taxing authorities of any state (or political subdivision thereof) (“Taxing Authorities”) if it were not part of the Consolidated Group and if the CVR Group had filed separate Consolidated Returns for federal, state and/or local tax purposes, as the case may be, with respect to the CVR Group (the “CVR Group Taxes”). The above calculation shall give effect to any federal, state or local Net Operating Loss, Net Capital Loss and Credit carryforwards which would have been available to the CVR Group if it had never been included in a Consolidated Return with the Consolidated Group, but such calculation shall be subject to any audit adjustments and any limitations on the utilization of tax attributes (including, without limitation, such carryforwards and any limitations on the utilization of interest, depreciation, amortization or other similar deductions) of the CVR Group imposed by law. For 2024, the taxable year of the CVR Group shall be the period commencing on the Effective Date and ending on December 31, 2024.

(b)	CVR shall pay to Parent any amount (including amounts in respect of estimated tax) that would be due on the basis of the foregoing calculations within three business days after Parent notifies CVR of the calculated amount, but in no event earlier than the times such payments are, or would be required, to be made to the applicable Taxing Authorities. The excess of any amounts paid to Parent, with respect to estimated tax payments under this Section 4(b) for a taxable year, over the liability of the CVR Group to Parent under this Section 4(b) for such year, shall be refunded by Parent to CVR within three business days after CVR notified Parent that it has made such an excess payment (and in no event later than 60 days after the filing of the relevant Consolidated Return). At CVR’s election, such refund may be applied as a credit against any future estimated tax of the CVR Group.

(c)	CVR shall indemnify and hold Parent harmless against any liability for any interest and penalties with respect thereto imposed upon Parent by reason of any false or fraudulent information supplied by any member of the CVR Group to Parent in connection with the determination of the federal, state, or local income tax liability payable by any member of the Consolidated Group.

5.	Further Provisions.

(a)	In the event of a Final Determination with respect to the tax liability of the Consolidated Group, appropriate adjustments (including, without limitation, adjustments to CVR’s payment obligation under Section 4(a)) shall, except as inconsistent with this Agreement, be made hereunder consistent with such Final Determination. Further, CVR shall pay to Parent any interest, penalties and additions to tax imposed (or that would have been payable if such amounts were not offset by overpayments or other adjustments of or allocated to Parent of other members of the Consolidated Group) in connection with a Final Determination to the extent that such amounts are allocable to items of CVR or the CVR Subsidiaries, as determined under Section 4(a) hereof as adjusted (irrespective of whether under the Final Determination Parent is required to make a payment). If, in the computation of CVR’s liability under Section 4(a) as adjusted, CVR has an overpayment, Parent shall pay CVR the amount of overpayment, including any interest received (or would have been receivable, if such overpayment was not offset by liabilities of Parent or other members of the Consolidated Group) from a governmental authority in connection with a Final Determination that there has been an overpayment (irrespective of whether under the Final Determination Parent has received a refund), together with the amount of any refund received (or receivable), to the extent attributable to items of CVR or the CVR Subsidiaries.

(b)	Payments under this Section 5 shall be made promptly after the amounts thereof are determined. For purposes of computing the amounts payable under Section 4(a) of this Agreement, any Net Operating Loss, Net Capital Loss, or Credit shall be carried forward.

(c)	Except as specifically provided in this Agreement, neither Parent nor CVR shall be obligated to make any payments to the other with respect to Federal Income Taxes or State Income Taxes for any taxable year or period (including any taxable year or period occurring after CVR is no longer included in a Consolidated Return with the Consolidated Group).

6.	Late Filing.

Notwithstanding any other provisions of this agreement, Parent shall indemnify and hold harmless the CVR Group against any interest or penalties incurred by reason of late filing of any Consolidated Return for the Consolidated Group, or by reason of late payment of any tax or estimated tax for the Consolidated Group, unless such late filing or late payment is due to the fault of CVR or any other member of the CVR Group.

7.	State Taxes.

CVR and each of the CVR Subsidiaries shall continue to prepare and file all applicable state tax returns, at their own expense, and to pay, or cause its subsidiaries to so prepare, file and pay, all amounts shown to be due thereunder unless Parent elects (or is required) to have CVR and/or members of the CVR Group file state and/or local tax returns on a consolidated or combined basis with Parent.

8.	Accounting.

(a)	For the purpose of the computation of assumed tax liabilities herein, all payments made (i) by Parent to CVR and (ii) by CVR to Parent, pursuant to the provisions thereof shall not be considered income to the recipient of the payment or an expense of the payor, but rather shall be considered the payment of a tax. Any difference between a Consolidated Group member’s tax liability under this Agreement and such member’s liability under Treasury Regulation Sections 1.1502-33 and 1.1552-1 shall be treated as a distribution with respect to its stock or as a contribution to its capital, as the case may be.

(b)	The calculation of the amounts hereunder shall be determined by Parent; provided, however, that if CVR disputes such determination, a mutually acceptable nationally recognized accounting firm shall determine such amounts.

9.	Parties.

Any entity which is a CVR Subsidiary on the date hereof or which becomes a CVR Subsidiary at any time subsequent to such date shall automatically be subject to the terms and conditions of this Agreement. If any entity other than Parent shall become the common parent of the affiliated group of corporations for federal income tax purposes which includes members of the CVR Group, Parent shall cause such entity to enter into an agreement substantially identical to this Agreement with CVR.

10.	Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been duly and properly given or sent (a) on the date when such notice, request, consent or other communication is personally delivered with receipt acknowledged, or (b) if mailed, three days after the date on which the same is deposited in a post office box and sent by certified or registered mail, return receipt requested, postage prepared and addressed to the party for whom intended at its address set forth below or to such other address or addresses as any of the parties hereto shall theretofore designated by notice hereunder.

If to Parent, at:

American Entertainment Properties Corp.
9017 S. Pecos Road — Suite 4350
Henderson, Nevada 89074

If to CVR or the CVR Subsidiaries, at:

CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

11.	Entire Agreement.

This agreement (a) contains the entire understanding of the parties hereto with respect to the subject matter hereof, (b) shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed therein, and (c) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

12.	Amendments.

This Agreement may not be modified, changed or amended except by a writing signed by all parties hereto.

13.	Further Assurances.

Each of the parties hereto agrees to execute, acknowledge, deliver, file, record and publish such further certificates, instruments, agreements and other documents, and to take all such further actions as may be required by law or deemed necessary or useful in furtherance of the objectives and intentions underlying this Agreement and not inconsistent with the terms hereof.

14.	Captions.

Captions are inserted for convenience only and shall not be given any legal effect.

IN WITNESS WHEREOF, the parties have executed this Agreement as of [__].

American Entertainment Properties Corp.

By:
Name:
Title:

CVR Energy, Inc.
(on behalf of itself and the CVR Subsidiaries)

By:
Name:
Title: